UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

FARO TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Florida	0-23081	59-3157093
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
125 Technology Park, Lake Mary, Florida 32746
(Address of principal executive offices) (Zip Code)

Matthew Horwath, Chief Financial Officer
(407) 333-9911
(Name and telephone number, including area code of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____________

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of FARO Technologies, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2024 to December 31, 2024.

The description of the Company's reasonable country of origin inquiry (“RCOI”) process, the results of its inquiry and the determination the Company reached as a result of its RCOI process are included in the Company’s Conflict Minerals Report attached as Exhibit 1.01 to this Form SD.

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available on the Company’s website at www.faro.com/about-faro/investor-relations/sec-filings/.

Item 1.02 Exhibit
A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits
The following exhibit is filed as part of this Form SD:

Exhibit No.     Description
Exhibit 1.01     Conflict Minerals Report of FARO Technologies, Inc., as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FARO Technologies, Inc. (Registrant)

May 29, 2025	/s/ Matthew Horwath
	By:	Matthew Horwath
	Its:	Chief Financial Officer